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Exhibit 99.3

NOVA CHEMICALS CORPORATION
Statement of Executive Compensation for
Fiscal Year Ended December 31, 2011
Dated March 12, 2012

        As a reporting issuer that is not required to prepare an information circular or an annual information form, NOVA Chemicals Corporation ("NOVA Chemicals" or the "Corporation") is required by section 11.6 of NI 51-102 to file certain executive compensation information.

        For purposes of this Statement of Executive Compensation, Named Executive Officer ("NEO") means each of the following individuals:

  (a)
  the chief executive officer ("CEO") of NOVA Chemicals;

  (b)
  the chief financial officer ("CFO") of NOVA Chemicals; and

  (c)
  each of NOVA Chemicals' three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year.

        Based on the foregoing, NOVA Chemicals' NEOs for 2011 are:

  •
  Randy G. Woelfel, CEO

  •
  Todd D. Karran, Senior Vice President and CFO

  •
  Christopher P. Bezaire, Senior Vice President, Polyethylene Business

  •
  William G. Greene, Senior Vice President, Operations

  •
  Grant C. Thomson, Senior Vice President and President, Olefins and Feedstock

        The NEOs also comprise the NOVA Management Board ("NMB"), which is the managing body composed of NOVA Chemicals' most senior officers who are responsible for the day-to-day management of the Corporation. The members of the NMB report to the Corporation's Board of Directors (the "Board").

        Unless otherwise noted, all compensation amounts paid in Canadian dollars are expressed in U.S. dollars using the average exchange rates over the full year for each of the following financial years:

  2011 $1.00 Canadian = $1.0169 U.S.;
  2010 $1.00 Canadian = $0.9629 U.S.; and
  2009 $1.00 Canadian = $0.8718 U.S.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Composition of the Remuneration Committee

        The Remuneration Committee of the Board is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. The Remuneration Committee is governed by a Board-approved charter stating its responsibilities in more detail, a copy of which is available on the Corporation's website.

        The Remuneration Committee is composed of Mohamed Al Mehairi (Chairman), Georg Thoma and Mark Garrett. All of the members of the Remuneration Committee are independent of management and the other prescriptive relationships identified in applicable securities legislation as they relate directly to NOVA Chemicals. All of the members of the Remuneration Committee have significant executive compensation experience by virtue of senior level executive positions, service on other boards of directors, education and/or financial and business experience.

Governance

        The Remuneration Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and compensation programs, and has instituted processes that enhance the Remuneration Committee's ability to effectively carry out its responsibilities. Examples include:

  •
  engaging an independent external compensation consultant to conduct a detailed compensation survey for the NEOs and other executives;

  •
  reviewing executive succession planning; and

  •
  reviewing its charter and making recommendations to the full Board in respect of any amendments or revisions to the charter to reflect evolving executive compensation practices.

        The Remuneration Committee directs management to gather executive compensation information and provide initial analyses and commentary. The Remuneration Committee reviews this material along with other information received from external consultants when making executive compensation related decisions. All matters considered, approved or recommended by the Remuneration Committee are reported to the Board.

External Advice

        The Remuneration Committee has direct access to independent external compensation consultants on executive compensation and human resources matters. These consultants provide objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions.

        In October 2010, Pay Governance LLC ("Pay Governance"), an independent executive compensation firm, was retained to provide executive compensation consulting services. For several years prior to that, Towers Watson (or its predecessors) provided such executive compensation consulting services. Towers Watson continues to provide actuarial services for NOVA Chemicals' North American defined benefit pension plans, and retirement and benefits consulting services, as required.

Executive Compensation-Related Fees and All Other Fees

        The following table lists the aggregate fees billed to NOVA Chemicals by Pay Governance and Towers Watson for each of the two most recently completed financial years.

	Pay Governance		Towers Watson
(amounts in U.S. dollars)	2010	2011	2010		2011
Services related to determining executive officer compensation	26,456	80,558	13,000		1,600
All other fees	N/A	N/A	1,019,100	(1)	1,727,100	(1)

Total	26,456	80,558	1,032,100		1,728,700

(1)
Represents ongoing and ad hoc human resources consulting work related to pension and post-retirement benefits such as actuarial valuations, accounting disclosures and periodic plan reviews.

Compensation Philosophy

        NOVA Chemicals' executive compensation policies and programs are designed to attract, retain and motivate the NEOs and other key executives through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results.

        Executive compensation consists of four main elements: (a) base salary, (b) annual incentive compensation awarded under NOVA Chemicals' Incentive Compensation Plan, (c) long-term incentive compensation, and (d) retirement, benefit and perquisite programs. The relative weighting of each element is aligned with the

Corporation's philosophy of linking pay to performance. A substantial percentage of executives' compensation is provided in the form of performance-based variable compensation, with a greater emphasis on variable components for NOVA Chemicals' senior executives. The NEOs' incentive compensation is directly linked to corporate and business results and many of the performance measures are aligned with the interest of NOVA Chemicals' owner, International Petroleum Investment Corporation ("IPIC"), and other key stakeholders, including financial and non-financial goals (see "Incentive Compensation Plan" and "Long-Term Incentive Program"). Executive retirement and benefits programs are generally consistent with broader employee programs. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

        The compensation level for all executives, including the NEOs, is reviewed annually by the Remuneration Committee. A benchmarking process that assesses the policy or target levels of base salary, annual incentive compensation and long-term incentive compensation is conducted each year by the external compensation consultant (see "Benchmark Review"). In addition, the Remuneration Committee seeks and obtains input from the CEO on base salary, targeted annual incentive compensation and targeted long-term incentive compensation for the other members of the NMB.

        The overall objective in setting executive compensation is to ensure that the total targeted value and mix of compensation for each executive compares to the median (50th percentile) of the comparator group (see "Benchmark Review") for the same or similar role. In setting target total compensation, the Remuneration Committee does not consider compensation previously awarded to an individual. In the case of the NEOs, the Remuneration Committee determines the value and mix of compensation with input from the external compensation consultant and considers other factors such as each individual's experience and expertise before making its recommendation to the Board for approval.

        Benefits, retirement programs and perquisites are reviewed periodically by the Remuneration Committee to ensure these programs continue to offer competitive benefits that are cost effective and valued by the organization.

Benchmark Review

        The Remuneration Committee annually monitors comparative total compensation information, using data prepared by the external compensation consultant, to ensure that target levels of overall compensation are competitive with similar North American peer companies. Comparator group information is also used in determining base salaries, annual incentive compensation targets and assessing the competitiveness of NOVA Chemicals' long-term incentive compensation targets for all executives, including the NEOs.

        NOVA Chemicals benchmarks against North American peer companies with whom it competes for talent. Many positions are similar across the industry, and the comparator group effectively represents competitive pay levels for comparable positions. In certain cases, the comparator group is expanded to include general industry participants to ensure sufficient data is considered and to reflect the broader market for staff positions.

        The Remuneration Committee reviews the composition of the comparator group periodically for continued relevance. During 2010, management and the Remuneration Committee conducted a review of the comparator group and, as a result of that review, additional companies were added to the comparator group. In determining 2011 compensation, NOVA Chemicals' comparator group included the following companies:

Air Products and Chemicals, Inc.	Lanxess Corporation
Ashland Inc.	The Lubrizol Corporation
BASF AG	LyondellBasell Industries N.V.
Bayer Corporation	Momentive Specialty Chemicals Inc.
BP Corporation North America	National Starch Polymers
Cabot Corporation	Occidental Chemical Holding Corporation
Chevron Phillips Chemical Company LLC	PPG Industries, Inc.
The Dow Chemical Company	Praxair, Inc.
Dow Corning Corporation	Rohm and Haas Company
Eastman Chemical Company	Solutia Inc.
E.I. du Pont de Nemours and Company	Solvay North America, LLC
FMC Corporation	Sunoco, Inc.
Georgia Gulf Corporation	TPC Group Inc.
Huntsman Corporation	Total Petrochemicals USA, Inc.

Key Elements of Compensation

        The major elements of the executive compensation program are base salary, annual incentive compensation and long-term incentive compensation. In addition, the NEOs participate in group benefit and retirement plans. In any particular year, NOVA Chemicals' NEOs and other executives may be paid more or less than executives at comparable companies depending on corporate and individual performance, as well as their relative experience.

        The following table summarizes each component of the total direct compensation(1) ("TDC") for the NEOs and other executives:

Base Salary	Incentive Compensation	Long-Term Incentives

The fixed portion of compensation tied to market competitiveness, level of responsibility and demonstrated experience	Annual variable compensation which provides awards contingent on achievement of financial and non-financial metrics that support NOVA Chemicals' corporate and business/functional/individual performance	Long-term variable compensation where grants are awarded to align the interests of management with the long term interests of IPIC and other key stakeholders

(1)
NOVA Chemicals does not consider retirement benefits, benefits programs or perquisites to be direct compensation.

        The targeted mix of TDC — base salary, targeted annual incentive compensation and targeted annual value of long-term incentive compensation — for 2011 for each Named Executive Officer was as follows:

R.G. Woelfel	T.D. Karran	C.P. Bezaire	W.G. Greene	G.C. Thomson

        Based on the benchmark review for 2011, the Remuneration Committee and the Board determined that the targeted mix of the NEOs' TDC should be modified slightly to increase the targeted long-term incentives for 2011.

  Base Salaries

        Base salaries for all executives, including the NEOs, are individually benchmarked for each position on the basis of responsibility relative to similar positions in the comparator group. Individual salaries are also determined by each executive's experience, expertise and contribution to NOVA Chemicals. For 2011, based on the benchmark analysis, the NEOs' base salaries were increased to maintain competitive position. See "Summary Compensation Table" below.

  Incentive Compensation Plan

        Annual incentive compensation is awarded to executives, including the NEOs, under the Incentive Compensation Plan, which is designed to align incentive compensation awards to business results and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives that are determined at the beginning of each performance period.

        Incentive Compensation Plan awards are based on two categories:

  (a)
  corporate performance — for 2011, corporate performance was based on the achievement of net profit, net operational cash flow and Responsible Care targets; and

  (b)
  business/functional/individual performance — based on the achievement of business or functional related objectives such as financial targets, operating performance or other specific team or individual objectives.

        The 2011 targeted awards for all Incentive Compensation Plan participants, including the NEOs, were weighted 30% on corporate performance and 70% on business/functional/individual performance.

        For 2011, the Remuneration Committee evaluated corporate performance based on the three corporate objectives identified above that NOVA Chemicals' management believed were important to successfully drive the 2011 operating plan. The Remuneration Committee determined the significance of the objectives and weighted each accordingly as follows:

Weighting	Performance Objective	Reason for Objective

15%	Net Profit	• Measures the profitability in the context of operating performance. The emphasis is on delivering strong, recurring profits, and defining and delivering a clear path for profitability growth

10%	Net Operational Cash Flow	• Measures how well the Corporation manages its cash flow. NOVA Chemicals consistently aims to manage its working capital efficiently and demonstrate prudent cash management

5%	Responsible Care includes two objectives, each weighted equally	• Measures NOVA Chemicals' commitment to providing a safe working environment
	• Total Recordable Case Rate	• Measures the number of recordable employee and/or contractor injuries or illnesses relative to hours worked
	• Process fires	• Measures any fire or evidence of a flame — reducing process fires reduces the risk of serious injury, or major equipment or environmental damage

        Business/functional/individual performance is measured using financial, operational and strategic objectives specific to each participant's role. These objectives are a mix of applicable quantitative and qualitative measures relating to:

  •
  financial objectives — business unit profitability, fixed and variable costs reductions;

  •
  sales volumes, margin growth and market penetration;

  •
  business growth and expansion; and

  •
  human resources related objectives such as succession planning and effective leadership.

        The Remuneration Committee sets a performance range for all corporate objectives. Threshold performance is meant to be a minimum level of performance, above which a payout for that objective may be made. If threshold performance is not achieved, no payout is awarded. Target performance is meant to be challenging yet achievable and, if met, the payout for that objective is 100%. Maximum performance is meant to be a stretch objective resulting in exceptional results. If maximum performance is met or exceeded, the payout is 250% of target for that objective.

        For 2011, performance with respect to the corporate objectives was determined to be 222.6% of target: 250% for net profit, 250% for net operational cash flow and 86% for Responsible Care.

        Similar to the corporate objectives, the payout range for each business/functional/individual performance objective is from 0% to 250%.

        The actual incentive compensation paid each year is determined with reference to achievement of the various objectives in the performance categories described above. Following the performance period, actual performance is assessed against the performance range (threshold, target and maximum performance) for each objective. The performance rating by which the incentive compensation award is calculated is pro-rated between threshold and maximum performance depending on actual performance under each objective.

  Long-Term Incentive Program

        A significant portion of an executive's compensation is awarded as long-term incentives. This supports the compensation objective of linking pay to long-term corporate performance by putting compensation at risk. As an executive's responsibility level increases, long-term incentives represent an increasing portion of TDC.

        Prior to the acquisition by IPIC of all issued and outstanding shares of the Corporation's common stock on July 6, 2009, NOVA Chemicals sponsored equity-based, long-term compensation plans. After the acquisition by IPIC, the Remuneration Committee adopted a cash-based, performance driven long-term incentive plan to replace the former equity-based, long-term incentive compensation plans. As an interim measure, the Remuneration Committee decided to grant 2010 long-term incentive awards at target as time based awards without a performance measure. The vesting schedule for the 2010 long-term incentive awards is as follows: 40% vested on February 10, 2011 (and was paid at the end of February 2011); 30% vested on February 10, 2012 (and was paid at the end of February 2012) and the remaining 30% will vest on February 10, 2013.

        During 2011, the Remuneration Committee modified the cash-based, performance driven long term incentive plan (the "LTIP") to include a performance measure of return on average capital employed ("ROCE"). ROCE measures the efficiency and profitability of the Corporation's capital investments. Incentive awards under the LTIP vest as to one-third per year commencing one year from the date of grant and are paid as soon as practicable after vesting but no later than December 31 of the year of vesting. The 2011 LTIP awards were granted on February 17, 2011 and the 2012 LTIP awards were granted on February 20, 2012.

        The Remuneration Committee set a performance range for the ROCE performance measure. Threshold performance is meant to be a minimum level of performance at which a payout for that objective may be made. If threshold performance is achieved, the payout is 50% but if threshold performance is not met, no payout is awarded. Target performance is meant to be challenging yet achievable and, if met, the payout is 100%. Maximum performance is meant to be a stretch resulting in exceptional ROCE. If maximum performance is met or exceeded, the payout is 250% of target. Following the end of each year, actual ROCE performance is assessed against the performance range (threshold, target and maximum performance). The performance rating by which the long-term incentive award is calculated is pro-rated between threshold and maximum performance depending on actual ROCE performance.

        For 2011, ROCE performance was determined to be "maximum" and the payout under the LTIP was determined to be 250% of target.

        See the table entitled "Long-term Incentive Plan Awards" below for a summary of the long-term incentives vested for each NEO during the 2011 financial year.

  Retirement Plans

        The NEOs and other executives participate, on a contributory and non-contributory basis, in the retirement plans offered to NOVA Chemicals' salaried employees. Canadian employees hired prior to January 1, 2000 participate in registered plans that offer either defined contribution or defined benefit provisions. Canadian employees hired on or after January 1, 2000 participate in the defined contribution component of the Canadian plans. U.S. salaried employees who were hired prior to January 1, 2008 have accrued pension benefits under NOVA Chemicals' U.S. salaried defined benefit plan and participate in the U.S. salaried defined contribution plan. U.S. salaried employees hired on or after January 1, 2008 participate only in the U.S. salaried defined contribution plan.

        Certain of NOVA Chemicals' salaried employees, including the NEOs, also participate in supplemental executive retirement plans ("SERPs"), which are non-registered, unfunded supplemental retirement plans. The primary purpose of the SERPs is to provide retirement benefits that cannot be paid from registered plans due to tax limits. The SERPs also provide retirement benefits to NEOs and other key employees who have relocation arrangements. In addition, U.S. executives may participate in the U.S. Savings Restoration Plan (the "Restoration Plan"), the purpose of which is to continue defined contributions for executives who exceed legislated maximums.

  Benefits and Perquisites

        Non-cash compensation includes employee benefits and perquisites. All NEOs receive an annual perquisite allowance and certain NEOs have been provided with other limited perquisites, including annual tax planning services, club memberships, and parking. Retirement benefits for the NEOs are described under "Supplemental Executive Retirement Plans and Supplemental Pension Agreements". Other than these perquisites and retirement benefits, the NEOs do not receive any non-cash compensation that is different from that received by other employees.

Managing Compensation Risk

        NOVA Chemicals takes a conservative approach to risk management and focuses on compensation risk to ensure its compensation programs are appropriately structured, encourage the right management behaviors, and avoid excessive risk-taking or extreme payouts.

  Comprehensive and disciplined compensation and risk framework

  •
  The Remuneration Committee assesses each corporate objective for the Incentive Compensation Plan before approving such objectives. The Remuneration Committee also reviews the business/functional/individual performance objectives for each member of the NMB, including assessing whether those objectives can be manipulated, before submitting them to the full Board for review and approval.

  •
  For the LTIP, the Remuneration Committee carefully considered the ROCE performance measure and the associated performance range before approving those in 2011.

  •
  The corporate objectives for the Incentive Compensation Plan contain a Responsible Care objective that measures NOVA Chemicals' commitment to providing a safe working environment and compliance with safety regulations.

  •
  The Corporation awards compensation based on performance.

  •
  A significant portion of executive compensation is variable or at risk, and is therefore not guaranteed.

  •
  The Corporation's compensation program is not overly complex, is applied consistently throughout the organization, and is designed in a way that does not encourage excessive risk-taking by employees.

  Balanced decision-making, threshold performance, and limits on incentive compensation

  •
  The Corporation uses quantitative and qualitative measures to assess performance.

  •
  Threshold corporate performance must be delivered to receive a payout under the corporate performance category of the Incentive Compensation Plan and the LTIP.

  •
  Awards under the LTIP vest over a three-year period with the first installment vesting one year after the date of grant.

  •
  Payouts under the Incentive Compensation Plan and the LTIP are limited to a maximum of 250% of target.

Summary Compensation Table

        The following table sets forth the compensation the Named Executive Officers earned in the fiscal years ended December 31, 2009, 2010 and 2011:

Compensatory Changes to Pension Value(4)
Non-Equity Incentive Plan Compensation
Defined Contribution Employer Contributions(6) (US$)
Name and Principal Position	Year	Salary(1) (US$)		Annual Incentive Compensation Plan Awards(2) (US$)	Long-Term Incentive Compensation(3) (US$)	Defined Benefit Value(5) (US$)			All Other Compensation(7) (US$)	Total Compensation (US$)
R.G. Woelfel Chief Executive Officer	2011 2010 2009	530,000 425,000 86,164	(8)	696,818 428,700 51,700	1,987,500 467,500 N/A	N/A N/A N/A		88,578 42,903 8,091	6,498 104,628 50,424	3,309,394 1,468,731 196,379
T.D. Karran Senior Vice President and Chief Financial Officer	2011 2010 2009	345,000 312,000 276,167		356,040 261,950 228,400	1,078,125 312,000 189,700	0 0 0		56,310 48,636 39,362	3,623 22,000 252,888	1,839,098 956,586 986,517
C.P. Bezaire Senior Vice President, Polyethylene Business	2011 2010 2009	280,800 243,900 229,000		230,826 188,900 135,600	702,000 170,730 114,500	3,000 91,000 0		40,570 26,085 28,652	2,893 17,179 1,589	1,260,089 737,794 509,341
W.G. Greene Senior Vice President, Operations	2011 2010 2009	330,000 312,000 312,000		335,957 264,300 216,700	948,750 312,000 312,000	(89,000 (4,000 (18,000	) ) )	85,823 74,018 71,774	4,849 21,232 2,962	1,616,379 979,550 897,436
G.C. Thomson Senior Vice President, President, Olefins and Feedstock	2011 2010 2009	379,787 328,558 281,090		379,540 287,090 206,268	1,091,887 318,323 336,302	140,000 118,000 60,000		N/A N/A N/A	1,130 20,694 2,272	1,992,344 1,072,665 885,932

Notes:

(1)
See "Compensation Discussion and Analysis — Base Salaries."

(2)
Awards under the Incentive Compensation Plan are earned in the year reported and paid prior to March 15 the following year unless the NEO elected to defer all or a portion of the award to the Restoration Plan. For further information, see "Compensation Discussion and Analysis — Retirement Plans." The portions of the awards that each NEO elected to defer are listed below:

	2011	2010	2009
R.G. Woelfel	7%	7%	N/A
T. D. Karran	6%	6%	6%
C.P. Bezaire	10%	0%	0%
W.G. Greene	10%	7%	6%
G.C. Thomson	N/A	N/A	N/A

        The Restoration Plan is a U.S. plan and only certain employees resident in the U.S. can participate in this plan. Mr. Thomson resides in Canada and does not participate in the Restoration Plan. Mr. Woelfel's employment commenced on October 19, 2009, and he was not eligible to elect to defer any of his 2009 incentive compensation award to the Restoration Plan.

        Where an election was made to defer a portion of an incentive compensation award to the Restoration Plan, the dollar value reported in this column represents the pre-tax value of the incentive compensation award at the time of the award.

        For further details on 2011 Incentive Compensation Plan objectives, see "Compensation Discussion and Analysis — Incentive Compensation Plan".

(3)
NOVA Chemicals does not sponsor any equity based long-term compensation plans. Prior to the acquisition by IPIC of all issued and outstanding shares of the Corporation's common stock on July 6, 2009, NOVA Chemicals awarded equity-based, long-term incentives, including stock options, Equity Appreciation Units ("EAUs") and Restricted Stock Units ("RSUs"). On completion of the acquisition, all outstanding options and EAUs vested and were cancelled, and all outstanding RSUs vested and were cancelled in exchange for a cash payment of U.S.$6.00/RSU. The 2010 and 2011 long-term incentive awards are cash-based, which vest and are paid over a three-year period.

(4)
For further details on pension values, see "Defined Benefit Pension Obligations" and "Defined Contribution Accounts" below.

(5)
Messrs. Karran, Bezaire and Greene participate in NOVA Chemicals' U.S. defined benefit program for salaried employees. Benefits in this program are frozen for Messrs. Karran and Bezaire. For Mr. Greene, benefits in this U.S. defined benefit program are also frozen other than salary escalation, if any, until the earlier of December 31, 2012 or the date his employment is terminated.

        Mr. Thomson resides in Canada and is an active participant in NOVA Chemicals' Canadian defined benefit program. Messrs. Bezaire and Greene, who previously resided in Canada, continue to be participants in the Canadian defined benefit program but are no longer accruing credited service for the purposes of the pension formula following their relocation to the U.S.

        For further information on defined benefit pension values, see "Defined Benefit Pension Obligations" below.

(6)
Includes NOVA Chemicals' basic, matching and transition contributions, if applicable, made to the U.S. Savings Plan and the Restoration Plan, see "Defined Contribution Programs" below.

(7)
Each NEO receives benefits and perquisites in addition to base salary and incentive compensation. The value of the perquisites for each NEO does not exceed the lesser of Cdn $50,000 or 10% of their annual salary.

        This column also includes: (i) for 2011, 2010 and 2009, the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of each NEO, (ii) for 2011, certain tax gross-up payments for Messrs. Woelfel and Greene related to cross-border business travel, (iii) for 2010, awards for each NEOs under the Corporation's former profit sharing program that was terminated effective January 1, 2011 and, for Mr. Woelfel, a $75,000 bonus, and (iv) for 2009, a $50,000 bonus for Mr. Woelfel and a $225,000 bonus for Mr. Karran.

(8)
Mr. Woelfel was hired on October 19, 2009. His compensation was pro-rated for the time he was employed in 2009.

Long-Term Incentive Plan Awards

        The following table sets forth the LTIP value vested for each NEO during the 2011 financial year.

Name (amounts in U.S. dollars)	Non-equity incentive plan compensation — value vested during the year(1)
R.G. Woelfel	$802,750
T.D. Karran	$452,975
C.P. Bezaire	$285,219
W.G. Greene	$409,850
G.C. Thomson	$464,814

(1)
Represents the amount for each NEO of the portion of the 2010 and the 2011 LTIP incentive awards vested during 2011 and paid in February and March 2012 (i.e., 30% of the 2010 award that vested on February 10, 2012 and one-third of the 2011 award that vested on February 17, 2012).

Retirement Plans

Defined Benefit Programs

        NOVA Chemicals sponsors defined benefit programs in Canada and the United States.

  Canadian Defined Benefit Program

        The defined benefit pension component under NOVA Chemicals' Canadian pension plans for salaried employees provides retirement income based on the employee's years of service and the average base salary of the highest 36 consecutive months of the employee's final 10 years of service ("Highest Average Earnings") adjusted to reflect benefits payable under government sponsored plans.

        The defined benefit pension component provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory annual benefit is equal to the sum of (a) plus (b) where:

  (a)
  is 1.0% of credited service multiplied by the lesser of:

  (i)
  Highest Average Earnings; or (ii) Average Maximum Pensionable Earnings (defined below); and

  (b)
  is 1.6% of credited service multiplied by the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

        Average Maximum Pensionable Earnings is the three year average of the year's maximum pensionable earnings as determined in accordance with the Canada Pension Plan Act.

        The normal form of pension for married retirees is a 60% joint and survivor pension benefit, and the normal form of pension for single retirees is an annuity for life guaranteed for five years after the pension benefits commence. Pension benefits are indexed, as applicable, after retirement based on a formula of 75% of the increase in the national Canadian consumer price index minus 1% up to a maximum of 5%.

        Normal retirement age is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between ages 55 and 62.

        On December 31, 1999, NOVA Chemicals introduced a defined contribution component to its Canadian pension plans for salaried employees. Employees were required to make a one-time irrevocable election to convert their accrued defined benefits to the defined contribution component or remain with their defined benefit pension. Mr. Thomson currently resides in Canada and is an active participant in the defined benefit pension component. Messrs. Bezaire and Greene, who currently reside in the U.S. but previously resided in Canada, continue to be participants in the Canadian defined benefit program but are no longer accruing credited service for the purposes of the pension formula following their relocation to the U.S. Mr. Karran currently resides in the U.S. but was a Canadian resident at the time of the election and elected to convert his defined benefit to the defined contribution component.

  U.S. Defined Benefit Program

        All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see "Defined Contribution Programs") to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 ("Transition Employees") qualified for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years.

        Mr. Woelfel was hired subsequent to the freeze date and is not eligible to participate in NOVA Chemicals' defined benefit programs. Mr. Greene was eligible for these transition benefits. Messrs. Karran and Bezaire did not qualify for transition benefits. Mr. Thomson currently resides in Canada but resided in the U.S. prior to the freeze date and maintains an accrued benefit in the U.S. defined benefit programs.

        The benefit formula for the U.S. defined benefit plan is 1.2% of the Final Average Earnings multiplied by credited service. Final Average Earnings is the average of the highest 36 consecutive months of base salary in the 10 years prior to December 31, 2007 or, for Transition Employees, the earlier of December 31, 2012 and the Transition Employee's termination date. The pension benefit for a single retiree is a single life benefit while a married retiree's benefit is a 100% joint and survivor benefit. Such benefit is provided by reducing the single life benefit during the life of the retiree in order to provide 100% of that reduced benefit to the surviving spouse.

        Normal retirement age is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between the ages of 55 and 62 and have at least five years' service.

  Supplemental Executive Retirement Plans and Supplemental Pension Agreements

        NOVA Chemicals' defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code ("IRC") maximum annual benefit accrual limits. NOVA Chemicals adopted supplemental executive retirement plans to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' defined benefit pension programs. These supplementary payments are above the maximum annual benefit accrual permitted by the Income Tax Act or the IRC and, therefore, are not deductible for income tax purposes by NOVA Chemicals until paid to the respective executive or employee. The aggregate supplementary pension benefits are generally equivalent to the benefit which would be earned under NOVA Chemicals' pension plans without the maximum annual benefit accrual limit described above.

        Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation pension arrangements as detailed below. For participants in the U.S. SERP, including Messrs. Karran, Bezaire, and Greene, Final Average Earnings are determined using base salary plus incentive compensation awards as of the freeze date taking into account transition benefits for Mr. Greene, if any. In the case of Mr. Thomson, Final Average Earnings are determined using base salary plus incentive compensation awards through the earlier of his date of termination or December 31, 2012.

        The SERPs also provide supplementary pension payments to executives who have relocation arrangements. Messrs. Bezaire and Greene relocated from Canada to the U.S., and Mr. Thomson relocated from Canada to the U.S. and then back to Canada. These NEOs have service in Canada and the U.S., and are entitled to receive the greater of (i) the total of their accrued benefits under each defined benefit program in which they have participated or (ii) the accrued benefit under the defined benefit program from which they retire calculated on the basis that all of the executive's service with the Corporation was credited service under that program.

  Defined Benefit Pension Obligations

        The following table summarizes the defined benefit pensions as of December 31, 2011 for each NEO, other than Mr. Woelfel who does not participate in NOVA Chemicals' defined benefit programs.

	Years of Credited Service(1)				Accrued (Projected) Annual Pension Benefit(2)			Estimated Annual Pension Benefit at Age 65(3)(4)
	Under the U.S. Defined Benefit Pension Plan (#)								Canadian Defined Benefit Pension Plan (US$)
		Under the Canadian Defined Benefit Component (#)	Final Average Earnings		U.S. Defined Benefit Pension Plan (US$)	Canadian Defined Benefit Component (US$)		U.S. Defined Benefit Pension Plan (US$)
Name			U.S. (US$)	Canada (US$)			SERP(5) (US$)			SERP(5) (US$)
T.D. Karran	4.7	N/A	311,500	N/A	11,800	N/A	33,600	11,800	N/A	33,600
C.P. Bezaire(6)	9.3	10.5	233,200	264,700	19,100	27,300	21,600	19,100	27,300	21,600
W.G. Greene(6)	8.3	14.6	535,500	349,300	24,500	37,900	69,400	24,500	37,900	69,400
G.C. Thomson(6)	10.8	11.7	536,200	351,500	25,900	30,300	76,500	25,900	49,700	97,000

Notes:

(1)
Years of credited service is the service used to calculate the defined benefit pension benefit. Service under the U.S. defined benefit program includes service while resident in the U.S. prior to December 31, 2007, the date the U.S. defined benefit pension program was frozen. Credited service under the Canadian defined benefit component includes service while resident in Canada.

(2)
These values represent the single life annuity payable at age 65 for the U.S. program and a 60% joint and survivor annuity for the Canadian defined benefit pension component reflecting pay and service as of December 31, 2011.

(3)
Age 62 is the earliest age an individual can receive full retirement benefits.

(4)
Assuming each NEO remains with NOVA Chemicals until his normal retirement date reflecting projected service, if applicable, and pay as of December 31, 2011.

(5)
Represents the sum of the U.S. and Canadian SERP benefits.

(6)
Messrs. Bezaire, Greene and Thomson are entitled to receive the greater of: the sum of their Canadian and U.S. pension benefits, and their U.S. or Canadian pension benefit assuming all of their service was in the U.S. or Canada depending on the country from which they retire.

        The change in the defined benefit pension for each NEO participating in a defined benefit program for 2011 is as follows. These values are based on the same actuarial assumptions, methods and measurement date used by NOVA Chemicals for financial statement reporting purposes, which may be different than the assumptions used to calculate pension benefits payable to an NEO. The values reflect service as of the measurement date and future increases in salaries, as applicable. These values do not represent the value of the pension benefit that an NEO would receive on retirement

		Annual Benefits Payable (US$)					Non-Compensatory Changes Related to Financing Costs and Non-Compensation Assumption Changes (US$)(2)
					Accrued (Projected) Obligation at Dec. 31, 2010 (US$)	Compensatory Changes Related to Current Service Cost and Earnings Increases (US$)		Change in Obligation since Dec. 31, 2010 (US$)	Accrued (Projected) Obligation at Dec. 31, 2011 (US$)
	Number of Years Credited Service(1)
Name		At Year End		At Age 65
T.D. Karran(3)	4.7	N/A	(4)	45,400	269,000	0	83,000	83,000	352,000
C.P. Bezaire(3)	19.8	N/A	(4)	68,000	649,000	3,000	204,000	207,000	856,000
W.G. Greene(3)	22.9	115,100	(5)	131,800	1,545,000	(89,000)	410,000	321,000	1,866,000
G.C. Thomson	22.5	114,800	(5)	172,600	1,322,000	140,000	483,000	623,000	1,945,000

Notes:

(1)
Years of credited service is the service used to calculate the defined pension benefit. Service under the U.S. defined benefit pension program was frozen as of December 31, 2007. Years of credited service under the Canadian defined benefit pension component represents credited service as of date of transfer to the U.S.

(2)
Reflects the impact of interest on prior year's obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

(3)
The assumptions used to calculate pension values for accounting purposes assume future salary increases. These NEOs do not qualify for transition benefits.

(4)
Messrs. Karran and Bezaire were not early retirement eligible and not eligible to receive an annual benefit as at December 31, 2011.

(5)
These values represent Messrs. Greene and Thomson's early retirement annuity immediately payable as at December 31, 2011.

(6)
The key actuarial assumptions used in calculating these values are as follows:

U.S. Defined Benefit Program	December 31, 2011	December 31, 2010
Discount Rate	3.70%	4.60%
Salary Increase	4.00%	4.00%
Percent Electing a Lump Sum	100%	100%
Lump sum interest rate	3.70%	4.60%
Mortality	IRS Prescribed Table for 2012 Lump Sum Distributions	IRS Prescribed Table for 2011 Lump Sum Distributions
Retirement	Age-related table with an average retirement age of 63	Age-related table with an average retirement age of 63
Canadian Defined Benefit Programs
Discount Rate	4.20%	5.10%
Salary Increase	4.00%	4.00%
Indexing	0.5%	0.50%
Escalation of ITA Maximum Pension for Registered Plan	2.75% ($2,552 in 2011 per year of service)	2.75% ($2,494 in 2010 per year of service)
Lump sum interest rate	Non-indexed: 2.60% for 10 years, 4.10% thereafter Indexed: 2.60% for 10 years, 3.20% thereafter	Non-indexed: 3.30% for 10 years, 5.00% thereafter Indexed: 3.10% for 10 years, 4.00% thereafter
Mortality	UP 1994 projected generationally	UP 1994 projected to 2020 using Scale AA
Percent of Retiring Members Electing a Lump Sum	Eastern Region Plan — 45% Western Region Plan — 60%	Eastern Region Plan — 20% Western Region Plan — 40%
Retirement	Age-related table with an average retirement age of 62	Age-related table with an average retirement age of 62

        The method used to determine estimated pension benefits may not be identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies' estimated pension benefits.

Defined Contribution Programs

        NOVA Chemicals sponsors defined contribution programs in Canada and the United States.

  Canadian Defined Contribution Program

        Canadian employees who joined NOVA Chemicals after December 31, 1999, and employees who elected to convert their defined benefits to the defined contribution component of the Canadian pension plans as explained above, participate in the Canadian defined contribution program. NOVA Chemicals currently contributes 9% of a Canadian employee's base salary to a defined contribution account and the employee may elect to make voluntary contributions up to the legislated maximum amount for employee contributions. Contributions are locked in until the employee ceases employment with NOVA Chemicals. Mr. Karran was an active participant until he relocated to the U.S. in 2000. He continues to maintain an account in the Canadian program.

  U.S. Defined Contribution Program (the "U.S. Savings Plan")

        U.S. salaried employees participate in the U.S. Savings Plan, which was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee's account of 3% of total pay and matching contributions of up to 6% of total pay for a contribution of up to 9% of total pay. Transition Employees receive, until the earlier of December 31, 2012 and the Transition Employee's termination date, an additional transition contribution of 5% of total pay. Total pay includes base salary, incentive compensation awards, shift differential and overtime. In addition, employees may make voluntary employee contributions to the plan up to the legislated maximum amount for employee contributions. All of the NEOs, other than Mr. Thomson who resides in Canada, participated in the U.S. Savings Plan in 2011.

  Canadian Defined Contribution SERP and U.S. Restoration Plan

        NOVA Chemicals' defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and the Restoration Plan in the U.S. to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums.

        The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP.

        In the U.S., when legislated maximums are exceeded, excess Corporation basic contributions are made to the Restoration Plan. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan of up to 50% of their base salary and/or incentive compensation award. If an eligible employee elects to make voluntary contributions, NOVA Chemicals matching contributions are made to the Restoration Plan after legislated maximums are exceeded. All of the NEOs, other than Mr. Thomson who resides in Canada, participated in the Restoration Plan in 2011.

  Defined Contribution Accounts

        The following table summarizes each NEO's defined contribution account for 2011:

			COMPENSATORY
	Account Balance Jan. 1, 2011		2011 Corporation Contributions		Account Balance Dec. 31, 2011
	U.S. Savings Plan / Canadian DC (US$)	Restoration Plan / Canadian SERP (US$)	U.S. Savings Plan / Canadian DC (US$)	Restoration Plan / Canadian SERP (US$)	U.S. Savings Plan / Canadian DC (US$)	Restoration Plan / Canadian SERP (US$)
R.G. Woelfel	75,190	55,175	22,050	66,528	127,020	193,948
T.D. Karran(1)	514,095	224,544	22,050	34,260	532,533	280,226
C.P. Bezaire	253,579	146,261	22,050	18,520	294,171	164,124
W.G. Greene(2)	257,664	252,400	34,300	51,523	339,095	353,725
G.C. Thomson(3)	216,268	6,787	N/A	N/A	225,338	7,071

Notes:

(1)
Mr. Karran is the only NEO who participates in the Canadian Defined Contribution program and Canadian Defined Contribution SERP.

(2)
Includes for Mr. Greene transition contributions made to the U.S. Savings Plan and the Restoration Plan.

(3)
Mr. Thomson is not an active participant of any defined contribution programs. These values represent Mr. Thomson's defined contribution accounts earned when he resided in the U.S. together with earnings thereon.

NEO Agreements

Change of Control Agreements

        NOVA Chemicals entered into Key Employee Termination Benefit Agreements (the "COC Agreements") with certain executives, including Messrs. Greene and Thomson, to induce them to remain with NOVA Chemicals in the event of a change of control. IPIC's acquisition of NOVA Chemicals constituted a change of control and the COC Agreements were triggered on July 6, 2009. The COC Agreements provide that in the event of a termination without cause or constructive dismissal of such NEO within three years following the change of control, the NEO is entitled to receive a lump sum severance payment (based on base salary, incentive compensation and other compensation) and continuation of certain benefits during the severance period, which is 21 months for Mr. Greene and 18 months for Mr. Thomson. Mr. Greene is also entitled to receive an additional $100,000 upon termination of employment for any reason or retirement on or after July 6, 2012. Mr. Thomson is entitled to receive Cdn. $330,600 within 30 days after July 6, 2012 if he has not resigned or retired prior to such date. If NOVA Chemicals terminates Mr. Thomson for any reason before July 6, 2012, Mr. Thomson will receive an additional $330,600 in severance.

Employment Contracts

        NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals' executives, including the NEOs. The employment contracts provide for a three year term of service for Mr. Woelfel and an indefinite term of service for the other NEOs.

        In the event of termination of the NEOs' employment other than for cause (as defined in the employment contracts), resignation or retirement, the NEOs are entitled to be paid a lump sum payment equal to 18 months' severance (21 months for Mr. Greene), conditional upon execution and delivery of a release. Mr. Woelfel is entitled to an additional 6 months' severance if his employment is terminated without cause between January 1 and December 31, 2012. The lump sum payments are based on: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; c) U.S. Savings Plan contributions; and d) perquisite allowance. In addition, the NEOs are entitled to continued medical, dental and life insurance coverage, financial counseling and outplacement support if they are terminated without cause.

Payments on Separation of Service

        The following tables set forth the circumstances that trigger payments or provision of benefits under the NEO Agreements and the estimated value of the payments assuming the triggering event occurred on December 31, 2011.

		SEVERANCE AMOUNT
R.G. Woelfel	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Total Incremental Obligation (US$)
Involuntary Termination without Cause	18	795,000	596,250	243,327	N/A	1,634,577

		SEVERANCE AMOUNT
T.D. Karran	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Total Incremental Obligation (US$)
Involuntary Termination without Cause	18	517,500	310,500	179,535	21,400	1,028,935

		SEVERANCE AMOUNT
C.P. Bezaire	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Total Incremental Obligation (US$)
Involuntary Termination without Cause	18	421,200	223,236	160,923	11,600	816,959

		SEVERANCE AMOUNT
W.G. Greene	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Total Incremental Obligation (US$)
Involuntary Termination without Cause	21	577,500	317,625	289,136	42,600	1,226,861
Termination Following Change of Control	21	577,500	339,180	288,286	42,600	1,247,566

		SEVERANCE AMOUNT
G.C. Thomson	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Total Incremental Obligation (US$)
Involuntary Termination without Cause	18	569,681	313,325	371,325	341,700	1,596,031
Termination Following Change of Control	18	569,681	262,899	371,325	341,700	1,545,605

Notes:

(1)
NOVA Chemicals pays annual premiums for post-retirement benefits up to an annual maximum of $6,000 for single retirees and $12,000 for married retirees for U.S. employees hired prior to January 1, 2008, who are age 55 or older with five years' service at the time of separation or who meet these requirements during their severance period. Canadian employees who are age 55 or older with five years of service at the time of separation or who meet these requirements during their severance period receive lifetime retiree medical to a maximum amount of $30,000.

(2)
Does not include pension values accrued under the Retirement Plans, see "Retirement Plans — Defined Benefit Pension Obligations."

(3)
Messrs. Greene and Thomson's termination of employment is governed by their COC Agreements until July 6, 2012. See "NEO Agreements — Change of Control Agreements."

(4)
Mr. Greene is entitled to receive $100,000 in addition to his 21 months' severance payment if the Corporation terminates his employment for any reason.

(5)
Mr. Thomson is entitled to receive Cdn. $330,600 in addition to his 18 months' severance payment if the Corporation terminates his employment for any reason before July 6, 2012.

COMPENSATION OF DIRECTORS

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee director compensation is composed of: (i) an annual retainer; (ii) an annual committee membership retainer, as applicable; and (iii) an annual committee chair retainer, as applicable.

        Non-employee directors, other than the Chairman of the Board, are paid an annual retainer of $168,000. The Chairman of the Board is paid an annual retainer of $238,000. Committee members who are not the Chair of the Committee(s) on which they serve receive an additional $27,000 retainer. Committee Chairs receive an additional $40,000 retainer. The compensation for non-employee directors during 2011 is as follows:

Name	Annual Retainer Fee (US$)	Annual Committee Retainer Fee (US$)	Annual Committee Chair Fee (US$)	Total (US$)
H. E. Khadem Al Qubaisi(1)	238,000			238,000
Mohamed Al Mehairi(2)(3)	168,000	27,000	40,000	235,000
Philip J. Brown(4)	84,000			84,000
Mark Garrett(3)(5)	168,000	24,750		192,750
Georg F. Thoma(6)	168,000	54,000		222,000
Stephen Soules(7)	168,000		40,000	208,000

Notes:

(1)
His Excellency Khadem Al Qubaisi is Chairman of the Board.

(2)
Mr. Al Mehairi is a member of the Audit Committee and Chairman of the Remuneration Committee.

(3)
Messrs. Al Mehairi and Garrett each received an additional $25,000 for work done to support the Chairman of the Board.

(4)
Mr. Brown resigned on June 30, 2011 and his compensation was pro-rated.

(5)
Mr. Garrett was appointed as a member of the Remuneration Committee effective February 1, 2011 and his committee retainer fee was pro-rated.

(6)
Mr. Thoma is a member of the Audit and Remuneration Committees.

(7)
Mr. Soules is Chairman of the Audit Committee.

Indebtedness of Directors and Executives

        As at March 12, 2012 and during fiscal 2011, none of the current or former directors and executives of NOVA Chemicals or any associate of any such director or executive was indebted to NOVA Chemicals.

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  Exhibit 99.3